Exhibit 4.14

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

Soluna Holdings, Inc., or the Company, we, us or our, has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, common stock, $0.001 par value per share, or common stock, 9.0% Series A Cumulative Perpetual Preferred Stock, par value $0.001 per share, or Series A Preferred Stock, and Series B Convertible Preferred Stock, par value $0.001 per share, or Series B Preferred Stock (together with the Series A Preferred Stock, the “Preferred Stock”). Our common stock and Series A Preferred Stock are listed on The Nasdaq Stock Market LLC, or Nasdaq.

DESCRIPTION OF SHARES OF COMMON STOCK AND PREFERRED STOCK

The following description of the terms of our shares of common and Preferred Stock is a summary only. This summary is not complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended, and Bylaws, the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock, or the Series A Certificate, Certificate of Designations of Preferences, Rights and Limitations for the Series B Preferred Stock, or the Series B Certificate, and applicable Nevada law. The Company’s Articles of Incorporation and Bylaws, the Series A Certificate and the Series B Certificate are filed as exhibits to this Annual Report on Form 10-K.

General

Our Articles of Incorporation authorizes us to issue up to 85,000,000 shares of stock, consisting of 75,000,000 shares of common stock and 10,000,000 shares of Preferred Stock, of which 6,040,000 shares were classified as shares of Series A Preferred Stock and 187,500 were classified as Series B Preferred Stock, as of March 31, 2025.

Under our Articles of Incorporation, our Board of Directors, or the Board, without stockholder approval, is authorized to provide for the issuance of shares of common stock or Preferred Stock in one or more classes or series, to establish the number of shares in each class or series, and to fix the terms thereof.

Common Stock

Voting rights. The holders of our common stock are entitled to one vote per share held and have the right and power to vote on all matters on which a vote of stockholders is taken. Stockholders do not have cumulative voting rights in the election of directors. The election of directors of the Company is decided by plurality vote and all other questions are decided by majority vote of stockholders present in person or by proxy, except as otherwise required by the NRS or our Articles of Incorporation. Our Articles of Incorporation provide that notwithstanding any other provision of our Articles of Incorporation or our Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, the Articles of Incorporation, or the Bylaws), any director or the entire Board may be removed at any time, but only for cause or after the affirmative vote of 75% or more of the outstanding shares of capital stock entitled to vote for the election of directors at a meeting called for that purpose or after the affirmative vote of 75% of the entire Board.

The Board is divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors, with the terms of the classes scheduled to expire in successive years. At each annual meeting of the Company’s stockholders, the stockholders elect the members of a single class of directors for three-year terms.

Dividends. The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board, out of funds legally available therefor.

Liquidation. Upon liquidation, dissolution, or the winding up of the Company, holders of our common stock are entitled to receive any remaining assets of the Company in proportion to the respective number of shares held after payment of and reservation for Company liabilities.

Preemptive Rights. The holders of shares of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company.

Redemption Rights. The outstanding shares of common stock are not subject to redemption by the Company. To the extent that the Company issues additional shares of common stock, the relative interest in the Company of existing stockholders will likely be diluted.

Preferred Stock

Our Articles of Incorporation authorize the Board, without obtaining stockholder approval, to issue up to 10,000,000 shares of Preferred Stock, from time to time, in one or more series, and to fix the number of shares and determine for each such series such voting powers, designations, preferences, and relative participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The Board is also expressly authorized to increase or decrease (but not below the number of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. If the number of shares of any series is decreased, the shares no longer designated as shares of such series will resume the status of “blank check” preferred stock and may be designated, again, as a new series of Preferred Stock by the Board.

As of March 20, 2025, 6,040,000 shares of our Preferred Stock were classified as shares of Series A Preferred Stock and 187,500 shares were classified as Series B Preferred Stock, with 4,953,545 shares of our Series A Preferred Stock issued and outstanding and 62,500 shares of our Series B Preferred Stock issued and outstanding. Unless the applicable prospectus supplement indicates otherwise, we will have the right to “reopen” a previous issue of a series of Preferred Stock by issuing additional Preferred Stock of such series.

Series A Preferred Stock

The following is a summary of some general terms and provisions of our Series A Preferred Stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our Articles of Incorporation and Bylaws, copies of which are filed as exhibits to this Annual Report on Form 10-K.

Voting Rights. Holders of the Series A Preferred Stock do not have any voting rights, except as described below or as otherwise required by law. In any matter in which the Series A Preferred Stock may vote (as expressly provided herein or as may be required by law), each share of Series A Preferred Stock will be entitled to one vote per $25.00 of liquidation preference; provided that if the Series A Preferred Stock and any other stock ranking on parity to the Series A Preferred Stock as to dividend rights and rights as to the distribution of assets upon the Company’s liquidation, dissolution or winding up are entitled to vote together as a single class on any matter, the holders of each will vote in proportion to their respective liquidation preferences.

Dividends. Subject to the preferential rights, if any, of the holders of any class or series of capital stock of the Company ranking senior to the Series A Preferred Stock as to dividends, the holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board (or a duly authorized committee of the Board), only out of funds legally available for the payment of dividends, cumulative cash dividends at the annual rate of 9.0% of the $25.00 liquidation preference per year (equivalent to $2.25 per year).

Liquidation. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders (i.e., after satisfaction of all the Company’s liabilities to creditors, if any) and, subject to the rights of holders of any shares of each other class or series of capital stock ranking, as to rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, senior to the Series A Preferred Stock, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of the Common Stock or any other class or series of the Company’s capital stock ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, junior to the Series A Preferred Stock (the “liquidation preference”).

If, upon such voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the assets of the Company legally available for distribution to the Company’s stockholders are insufficient to pay the full amount of the liquidation preference on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock of the Company ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Stock, then the holders of the Series A Preferred Stock and each such other class or series of capital stock of the Company ranking, as to rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidation preference to which they would otherwise be respectively entitled.

Preemptive Rights. No holders of Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for the common stock or any other security.

Redemption Rights. The Company is not required to redeem the Series A Preferred Stock at any time. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless the Company decides, at its option, to exercise its redemption right or, under circumstances as described in “Conversion Rights,” where the holders of Series A Preferred Stock have a conversion right, such holders convert the Series A Preferred Stock into the Common Stock. The Series A Preferred Stock is not subject to any sinking fund.

Conversion Rights. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company or any other entity, except upon the occurrence of a delisting event or change of control.

Nonassessability. All outstanding shares of our Series A Preferred Stock are fully paid and nonassessable.

Ranking. The Series A Preferred Stock will, as to dividend rights and rights as to the distribution of assets upon the Company’s liquidation, dissolution or winding up, rank: (1) senior to all classes or series of the common and to all other capital stock issued by the Company expressly designated as ranking junior to the Series A Preferred Stock, (2) on parity with any future class or series of the Company’s capital stock expressly designated as ranking on parity with the Series A Preferred Stock; (3) junior to any future class or series of the Company capital stock expressly designated as ranking senior to the Series A Preferred Stock; and (4) junior to all the Company’s existing and future indebtedness (including subordinated indebtedness and any indebtedness convertible into common stock or preferred stock) and other liabilities with respect to assets available to satisfy claims against the Company and structurally subordinated to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) existing or future subsidiaries of the Company. The Company may issue junior capital stock described in (1) above and parity capital stock described in Section (2) above at any time and from time to time in one or more series without the consent of the holders of the Series A Preferred Stock. The Company’s ability to issue any senior capital stock described in Section (3) above is limited, as described in Section 11(d)(i) of the Series A Certificate.

Series B Preferred Stock

The following is a summary of some general terms and provisions of our Series B Preferred Stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our Articles of Incorporation and Bylaws and the Series B Certificate, copies of which are filed as exhibits to this Annual Report on Form 10-K.

Redemption Rights. The Series B Preferred Stock is perpetual and has no maturity date. Provided that no shares of Series A Preferred Stock are outstanding, either the Company or the holder may, at its option, at any time on or after the later of (i) the third anniversary of the Original Issue Date and (ii) Note Release Date (each as defined in the Series B Certificate and together, the “Redemption Date”), if all of the shares of Series B Preferred Stock have not been converted to shares of common stock prior to the Redemption Date, redeem the outstanding shares of Series B Preferred Stock, in whole or in part, at any time after the Redemption Date, at a cash redemption price per share of Series B Preferred Stock equal to the Stated Value, or $100.00. In the event that the common stock ceases to trade on a national exchange for twenty consecutive Trading Days, if at least a majority of the holders so elect, they may present the Company with a Notice of Redemption.

Conversions Rights. Each share of Series B Preferred Stock shall be convertible, at any time and from time to time on or after the later of a date that is (i) 180 days after the Original Issue Date (as defined in the Series B Certificate) or (ii) the date on which those certain senior secured convertible notes in the original aggregate principal amount of $16,304,348 that were issued on or about October 25, 2021 have been fully redeemed, defeased, or converted, at the option of the holder thereof, into that number of shares of common stock determined by dividing the Stated Value of such share of Series B Preferred Stock by the Conversion Price (as defined below). Holders shall also be paid any accrued and unpaid cash dividends and/or issued shares of common stock, if dividends are payable in shares of common stock, based on the applicable rate of conversion, at the same time such shares are issued to the holders.

Conversion Price. The conversion price for the Series B Preferred Stock shall equal $5.00 (the “Conversion Price”), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after the First Amendment Effective Date (as defined in the Series B Certificate). The Conversion Price shall be subject to adjustment on the Lockup Expiration Date (as defined in the Series B Certificate) as follows: the lowest of (a) $5.00; (b) the closing price of the common stock on the Trading Day immediately preceding the Lockup Expiration Date, as quoted on a Trading Market; or (c) 90% of the average VWAP for the five Trading Days preceding the Lockup Expiration Date. The Conversion Price shall be rounded down to the nearest $0.01.

Dividends. Holders shall be entitled to receive, and the Company shall pay, by issuing shares of common stock or cash at the Company’s options to holders, dividends on shares of Series B Preferred Stock, based on the Stated Value, at a rate of ten percent (10%) per annum, commencing on the Original Issue Date (as defined in the Series B Certificate) until the date that such share of Series B Preferred Stock is converted to common stock or otherwise redeemed (the “Dividend Termination Date”). Such dividends shall accrue and be compounded daily on the basis of a 360-day day year and twelve (12) 30-day months and shall be paid annually on each anniversary of the Original Issue Date (or within five (5) business days thereof) and, in the event that shares of Series B Preferred Stock are converted to common stock or otherwise redeemed, on the Dividend Termination Date (or within five (5) business days thereof). No other dividends shall be paid on shares of Series B Preferred Stock.

Voting Rights. Series B Preferred Stock will vote with the shares of common stock, on an as-converted to common stock basis, with respect to all matters on which the holders of common stock are entitled to vote, provided, that no holder (together with such holder’s Affiliates and Attribution Parties (as hereinafter in the Series B Certificate) shall be entitled to vote an amount of shares of common stock (including Series B Preferred Stock on as an-converted to common stock basis) in excess of the Beneficial Ownership Limitation (as defined in the Series B Certificate), with any remaining amount of shares held by such holder, its Affiliates and Attribution Parties deemed non-voting. In addition, as long as any shares of Series B Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Series B Certificate, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (c) increase the number of authorized shares of Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

Liquidation Rights. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders shall be entitled to receive out of the assets, whether capital or surplus, of the Company the greater of the following amounts:

(a) the aggregate Stated Value; or

(b) the amount the holder would be entitled to receive if the Series B Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to common stock which amounts shall be paid pari passu with all holders of common stock.

In addition, in the case of either (a) or (b) above, the holders will be entitled to the payment of all accrued and unpaid dividends on the Series B Preferred Stock and, in the event any of such dividends are payable in shares of common stock, the cash value of such shares of common stock upon Liquidation. The Company shall mail written notice of any such Liquidation, not less than forty-five (45) days prior to the payment date stated therein, to each holder.

Ranking. Except to the extent that the holders of at least a majority of the outstanding Series B Preferred Stock (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below), all shares of common stock and all shares of capital stock of the Company authorized or designated after the date of the designation of the Series B Preferred Stock shall be junior in rank to the Series B Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as “Junior Stock”).  Without limiting any other provision of the Series B Certificate, without the prior express consent of the Required Holders, voting separate as a single class, the Company shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Series B Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Stock”); provided, however, that the Series B Preferred Stock shall be pari passu to the Series A Preferred Stock, including any Series A Preferred Stock that shall be issued hereafter, or (ii) of pari passu rank to the Series B Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Stock”).

Certain Provisions of Our Articles of Incorporation Bylaws

Our Articles of Incorporation and our Bylaws contain provisions and terms that may delay, defer, or prevent a tender offer or change in control of the Company that a stockholder might consider to be in his, her, or its best interests, including attempts that might result in a premium being paid over the market price for our shares of common stock. We expect that such provisions and terms will operate to discourage extraordinary corporate transactions with respect to the Company, such as takeover bids, and will instead encourage any potential acquiror of the Company to first correspond with our Board. These provisions and terms include:

●	Special meetings of stockholders may only be called by the Chief Executive Officer, President, or Secretary of the Company or otherwise by resolution of the Board; stockholders have no right to call special meetings thereof.

●	The Company maintains a classified Board that is divided into three classes serving for respective three-year terms. As a result, it would take at least two successive annual meetings of stockholders to replace a majority of our Board.

●	Vacancies on the Board may be filled only by majority vote of remaining directors then in office, even if less than a quorum, with the individual elected to serve for the remainder of the unexpired term.

●	Except in instances of removal for cause, a director of the Company may be removed from service as a director only after the affirmative vote of 75% or more of outstanding shares of stock or 75% of the entire Board.

●

Our Articles of Incorporation authorize us to issue up to 75,000,000 shares of common stock. Under Nevada law, our Board is permitted, in its discretion, at any time, and from time to time, without any action by our stockholders, to issue shares of our common stock (except to the extent such issuance would be violative of fiduciary duties, so dilutive to existing holders that it would be the equivalent of a sale of the Company, or otherwise prohibited by select provisions of the NRS). The issuance of shares of authorized but unissued stock could, under certain circumstances, have an anti-takeover effect, for example, by diluting the stock ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for the acquisition of the Company.

Nevada Anti-Takeover Statutes

We are subject to Sections 78.411 – 78.444 of the NRS, relating to combinations with interested stockholders. These provisions prohibit an “interested stockholder” from entering into a “combination” with the Company unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the Company’s capital stock entitled to vote.

Section 78.416 of the NRS defines “combination” to include the following:

●	any merger or consolidation involving the Company (or its subsidiary) and (i) the interested stockholder or (ii) any other entity that is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the interested stockholder;

●	any sale, transfer, pledge, or other disposition of the assets of the Company (or its subsidiary) involving the interested stockholder or its affiliate or associate where the assets transferred: (i) have an aggregate market value equal to more than 5% of the aggregate market value of all of the Company’s assets, on a consolidated basis; (ii) have an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the Company; or (ii) represent more than 10% of the earning power or net income of the Company, on a consolidated basis;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the corporation with a market value of 5% or more of the value of the outstanding shares of the Company;

●	the adoption of any plan or proposal for the liquidation or dissolution of the Company under any agreement, arrangement, or understanding with the interested stockholder, or its affiliate or associate;

●	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder, or its affiliate or associate; or

●	the receipt by the interested stockholder, or its affiliate or associate, of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the Company.

In addition, Sections 78.378 through 78.3793 of the NRS limit the voting rights of certain acquired shares in a Nevada corporation, or an issuing corporation, that (i) has 200 or more stockholders, at least 100 of which are Nevada residents, and (ii) conducts business in Nevada. Specifically, if the acquisition results in ownership of: (i) 20% or more but less than 33%; (ii) 33% percent or more but less than 50%; or (iii) 50% or more, as applicable, of the issuing corporation’s then-outstanding voting power with respect to the election of directors, then the securities acquired in such acquisition are denied voting rights unless the acquisition is approved by (i) the holders of a majority of the issuing corporation’s voting power and (ii) the holders of a majority of each class or series of stock if the acquisition would adversely affect or change any preference of any relative or other right given to any such class or series. Unless an issuing corporation’s articles of incorporation or bylaws then in effect provide otherwise (i) not less than all of the voting securities of the issuing corporation acquired by the acquiring person may be redeemable by an issuing corporation at the average price paid for the securities within 30 days if (x) the acquiring person has not given a timely offeror’s statement to the issuing corporation in accordance with Section 78.3789 of the NRS or (y) the issuing corporation’s stockholders vote not to grant voting rights to the acquiring person’s securities, and (ii) if the issuing corporation’s stockholders vote to accord voting rights to the securities acquired by acquiring person, then any stockholder of the issuing corporation who voted against granting voting rights to the acquiring person may demand the purchase from an issuing corporation, for fair value, all or any portion of his securities.

We expect the existence of these provisions to have an anti-takeover effect with respect to transactions that our Board does not approve in advance and could result in making it more difficult to accomplish transactions that our stockholders may see as beneficial such as: (i) discouraging business combinations that might result in a premium over the market price for the shares of our common stock; (ii) discouraging hostile takeovers that could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts; and (iii) preventing changes in our management.

Our Board believes that the provisions described above are, however, prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board. Our Board believes that these provisions are in our best interests and the best interests of our stockholders. In the Board’s judgment, the Board is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, our Board believes that it is in our best interests and in the best interests of our stockholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Listing

Our shares of common stock and Series A Preferred Stock are listed on Nasdaq under the symbols “SLNH” and “SLNHP”, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and Preferred Stock is Equiniti Trust Company, LLC (the “Transfer Agent”) (formerly: American Stock Transfer & Trust Company, LLC). The Transfer Agent’s address is 48 Wall Street, 23rd Floor, New York, NY 10005.